Exhibit 5.1

São Paulo, February 1, 2017

Ladies and Gentlemen:

We have acted as Brazilian counsel for Embraer S.A., a corporation organized and existing under the laws of Brazil (“Embraer”), in connection with an offering by Embraer Netherlands Finance B.V., a private company with limited liability organized and existing under the laws of the Netherlands (“Embraer Finance” and together with Embraer, the “Embraer Companies”) and Embraer pursuant to a registration statement on Form F-3 under the Securities Act of 1933, as amended (the “Securities Act”) filed with the Securities and Exchange Commission on May 27, 2015 (File No. 333-204470 and 333-204470 -01) as amended as of its most recent effective date (the “Registration Statement”), of US$750,000,000.00 aggregate principal amount of 5.400% Notes due 2027 (the “Notes”) to be issued under an indenture dated as of June 15, 2015 (the “Base Indenture”) among Embraer, Embraer Finance and The Bank of New York Mellon (the “Trustee”), as supplemented by a supplemental indenture dated as of February 1, 2017 among Embraer, Embraer Finance and the Trustee (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). Pursuant to the Indenture, Embraer will unconditionally guarantee Embraer Finance’s obligations under the Notes (the “Guarantee”). Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Indenture.

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

1.	In rendering the opinions set forth below, we have examined copies of the documents listed below:

(i)	The Registration Statement;

(ii)	the Base Indenture;

(iii)	the Supplemental Indenture;

(iv)	the global certificates representing the Securities, including the Guarantee;

(v)	the underwriting agreement – basic terms, dated June 8, 2015 among Embraer and Embraer Finance, and the terms agreement, dated January 25, 2017 among Embraer, Embraer Finance, BB Securities Ltd., J.P. Morgan Securities LLC, and Santander Investment Securities Inc. (collectively, the “Underwriting Agreement”);

(vi)	the Preliminary Prospectus Supplement dated January 18, 2017, including the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act;

(vii)	the Prospectus Supplement, dated January 25, 2017, including the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act;

(viii)	The bylaws of Embraer as approved by the Special Shareholders’ Meeting held on May 04, 2016;

(ix)	The minutes of the Annual Shareholders’ Meeting of Embraer dated April 15, 2015, which, among other matters, recorded the shareholders’ approval of the election of the current members of Embraer’s Board of Directors;

(x)	The minutes of the meetings of the Board of Directors held on April 15, 2015, June 9 and 13, 2016 and August 25, 2016, which the current officers of Embraer were appointed; and

(xi)	The minutes of the meetings of the Board of Directors held on January 23, 2017 at which the issuance of the Notes was approved.

2.	We have also examined the records, agreements, instruments, and documents and made such investigations of law as we have deemed relevant or necessary as the basis for the opinions hereinafter expressed. We have also assumed that:

(i)	no provision of the Indenture and of the Notes conflicts with the laws of any jurisdiction (other than Brazil); and

(ii)	the Indenture and the Notes have been duly authorized pursuant to applicable law (other than Brazilian law).

3.	We have also assumed without any independent investigation or verification of any kind the validity, legality, binding effect and enforceability of the Indenture and the Notes under the laws of the State of New York.

4.	We have further assumed that (i) the Notes will be issued and sold in compliance with all applicable laws and in the manner stated in the Registration Statement and the Indenture; and (ii) the Underwriting Agreement has been duly authorized and validly executed and delivered by all parties thereto (other than Embraer). Furthermore, we have assumed (i) the due organization and valid existence of all parties (other than Embraer) to the Indenture under the laws of the countries of their respective incorporation; (ii) the Indenture and the Notes have been duly authorized and validly executed and delivered by the parties thereto (other than Embraer); and (iii) that the performance thereof is within the capacity and powers of the parties thereto (other than Embraer).

5.	Based upon the foregoing and subject to the qualifications set forth herein, we are of the opinion that:

(i)	Embraer is a corporation duly organized and validly existing under the laws of Brazil; and

(ii)	Each of the Base Indenture and the Supplemental Indenture has been duly authorized, executed and delivered by Embraer and, assuming due authorization, execution, and delivery thereof by the other parties thereto, constitutes a legal, valid, and binding obligation of Embraer, enforceable against Embraer in accordance with its terms.

(iii)	The Guarantee has been duly authorized, executed and delivered by Embraer and, when the Notes are executed and authenticated as provided in the Indenture and delivered against payment therefor as provided in the Underwriting Agreement, the Guarantee will have been duly issued and will constitute a legal, valid, and binding obligation of Embraer, enforceable against Embraer in accordance with its terms.

6.	The foregoing opinions are subject to the following qualifications:

(i)	to ensure the enforceability or the admissibility in evidence of the Indenture, the Notes and any other document required by any Brazilian court to be furnished: (a) the signatures of the parties thereto signing outside Brazil, must be notarized; and (b) such notarization must be certified under the Apostille model of The Hague Convention Abolishing the Requirement of Legalisation for Foreign Public Documents from 1961;

(ii)	the Indenture, the Notes and any other documents or instruments prepared in a language other than Portuguese (whether signed abroad or not) must be translated into Portuguese by a sworn translator, the signature of whom must be notarized by a notary public, and such documents must be registered with the appropriate Registry of Deeds and Documents (for which translation and registration certain fees would apply). Such translation and registration may be effected immediately prior to any such enforcement or presentation;

(iii)	a final conclusive judicial decision for the payment of money rendered by any Federal or State Court in the City, County and State of New York in respect of the Indenture or of the Notes should be recognized in the courts of Brazil and such courts would enforce such judicial decision without retrial or re-examination of the merits of the original decision only if such judicial decision has been previously ratified by the Superior Court of Justice (Superior Tribunal de Justiça); such ratification is available only if: (a) the judicial decision fulfills all formalities required for its enforceability under the laws of the State of New York, (b) the judicial decision was issued by a competent court after proper service of process on the parties, which service of process must comply with Brazilian law or, after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law, (c) the judicial decision is final, binding and vested with all formalities necessary for execution in the place in which it has been issued, (d) the judicial decision was authenticated by a Brazilian consulate in the State of New York, (e) the judicial decision was translated by a sworn translator registered in Brazil, the signature of whom must be notarized by a notary public, and (f) the judicial decision is not against Brazilian national sovereignty, public policy or good morals;

(iv)	in the event that any suit is brought against Embraer in Brazil, certain court costs and deposits to guarantee judgment would be due;

(v)	in the event that any suit is brought against Embraer, service of process upon it, if made in Brazil, must be effected in accordance with Brazilian law;

(vi)	any amounts to be paid under the Notes in excess of the amounts provided for in such Notes or the Indenture, if any, will depend on the analysis of the legality and economic grounds by the Brazilian commercial bank chosen to implement the relevant foreign exchange control transactions or, as the case may be, pursuant to a special authorization to be obtained from the Central Bank of Brazil, which authorization will be granted at the Central Bank’s sole discretion;

(vii)	certain payments in U.S. dollars by Embraer in connection with the Indenture or the Notes may be subject to Embraer obtaining the applicable authorization of the Central Bank of Brazil for remittance thereof;

(viii)	the enforceability of the Indenture or of the Notes is limited by applicable bankruptcy, supervised corporate reorganization, insolvency, fraudulent conveyance, liquidation, reorganization, moratorium, or other similar laws relating to or limiting creditors’ rights generally or by general equitable principles, as well as by certain statutory preferred claims for wages, salaries, social security, and taxes as provided by Brazilian law;

(ix)	in the event of bankruptcy of a Brazilian company, creditors which also hold any direct or indirect equity interest in such Brazilian company may have their credits considered subordinated to the other debts of such Brazilian company;

(x)	the principles of Brazilian law that govern the nullity of the acts and obligations are considered principles of public policy and cannot be altered or waived by the parties thereto. Under Brazilian law, a guarantee is considered an accessory obligation to the underlying or principal obligation and Brazilian law establishes that the nullity of the principal obligation causes the nullity of the accessory obligation. Therefore, a judgment obtained in a court outside Brazil against a guarantor for enforcement of a guarantee in respect of obligations that have been considered null, may not be confirmed by the Superior Court of Justice of Brazil;

(xi)	under Brazilian law, a person may not properly waive or be deprived of the right to submit a claim to the judiciary system or be deprived of its property without due process; therefore, any waivers by Embraer with respect to its rights to seek recourse from any party and any waivers to assert a claim against a third party may not be enforced by a Brazilian court; and

(xii)	in case of bankruptcy, all credits denominated in foreign currency shall be converted into local currency and the conversion of this amount from U.S. dollars into reais will be made considering the exchange rate published by the Central Bank on the date of the lawsuit filing and updated according to the index indicated by the court until the effective payment date (authorization by the Brazilian Central Bank may be required for the conversion and for the remittance of the amounts abroad) and the amount so determined shall be the amount so considered for any payments to creditors in the bankruptcy.

7.	We express no opinion as to any agreement, instrument, or other document other than as specified in this letter.

8.	We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us in the prospectus constituting part of the Registration Statement under the captions “Enforcement of Civil Liabilities” and “Legal Matters” and in any prospectus supplements related thereto under the caption “Legal Matters” as special counsel to Embraer.

9.	We are qualified to practice law in Brazil only, and we do not express any opinion in respect of any laws of any other jurisdiction. This opinion is based upon and limited in all respects to the law applicable in Brazil as presently published, existing and in force.

10.	We expressly disclaim any responsibility to advise you or any other person who is permitted to rely on the opinions expressed herein as specified above of any development or circumstance of any kind including any change of law or fact that may occur after the date of this letter even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this letter. Accordingly, any person relying on this letter at any time should seek advice of its counsel as to the proper application of this letter at such time. This opinion may be relied upon, as of the date rendered, only by you and no other person may rely upon this opinion without my prior written consent.

Very truly yours,

/s/ Soares Bumachar Barros Advogados

Soares Bumachar Barros Advogados

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